

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Mike Barajas
Chief Financial Officer
Via Renewables, Inc.
12140 Wickchester Lane, Suite 100
Houston Texas 77079

> **Re: Via Renewables, Inc.**
> **Schedule 13E-3/A filed March 19, 2024**
> **File No. 005-88272**

Dear Mike Barajas:

We have reviewed your filing and have the following comment.

Please respond by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments. Please note that all page references in this letter refer to disclosure in the preliminary proxy statement filed on March 19, 2024. All defined terms used here have the same meaning as in that preliminary proxy statement, and revisions responding to these comments should be made there, unless otherwise noted.

Schedule 13E-3 filed March 19, 2024

General

1. In your Schedule 13E-3 and Preliminary Proxy Statement filed February 12, 2024, and the amendments thereto filed March 12, 2024, you disclosed that Merger Sub is a wholly owned subsidiary of Parent and that the Company would survive the Merger as a direct, wholly owned subsidiary of Parent, with all shares of Class A Common Stock to be wholly owned by Parent. We note that in the amendments to Schedule 13E-3 and the Preliminary Proxy Statement filed March 19, 2024, your disclosure now states that Merger Sub is "a subsidiary" of Parent and that Mr. Maxwell will beneficially own 100% of the common stock of the Surviving Corporation. Please clarify the current and post-transaction ownership of Merger Sub and the Surviving Corporation and explain any changes to such corporate structure, or advise. Additionally, if Merger Sub is no longer a wholly owned subsidiary of Parent, we note that the statement on pages 2 and 65 that "Mr.

      Maxwell, through his ownership of Parent, is the sole beneficial owner of Merger Sub" is misleading and should be corrected to reflect the current ownership of Merger Sub.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at 202-551-3263.

      Sincerely,

      Division of Corporation Finance
      Office of Mergers & Acquisitions